JOANNE R. SOSLOW
215.963.5262
jsoslow@morganlewis.com

July 7, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Attention:  Jeffrey Riedler
            Assistant Director
            Division of Corporation Finance

Re:   BEIJING MED-PHARM CORPORATION
      REGISTRATION STATEMENT ON FORM S-1
      PRE-EFFECTIVE AMENDMENT NO. 4
      FILED JULY 7, 2005
      FILE NO. 333-121957

Dear Mr. Riedler:

On behalf of Beijing Med-Pharm Corporation (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 23, 2005 to David Gao with respect to the Company's Registration Statement on Form S-1 referenced above (the "Registration Statement").

In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to the Staff's comments.

Where indicated below, the Company will include changes to the respective disclosures in Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which the Company is filing contemporaneously with this response letter.

We have sent to your attention three courtesy copies of Amendment No. 4, in both clean copy and marked to show changes against the filing of Amendment No. 3, as filed with the Commission on June 14, 2005.

Jeffrey Riedler
Securities and Exchange Commission
July 7, 2005
Page 2

Beijing Med-Pharm Corporation and Subsidiary
December 31, 2004 Financial Statements, page F-8
Notes on the Consolidated Financial Statements, page F-12
Notes 1. Significant Accounting Policies, page F-12

Revenue Recognition, page F-12

1. WE NOTE YOUR REVISED DISCLOSURE AS A RESULT OF OUR PRIOR COMMENT NUMBER SEVEN. IT APPEARS THAT YOU DO NOT PROVIDE FOR RETURNS BECAUSE THEY HAVE BEEN "NEITHER CONSISTENT NOR MATERIAL". PLEASE TELL US HOW THIS POLICY COMPLIES WITH GAAP, SPECIFICALLY FASB NO. 48 AND CLARIFY YOUR DISCLOSURE ACCORDINGLY.

      Response: In response to the Staff's Comment and in accordance with FASB No. 48, the Company has revised the revenue recognition disclosure in the MD&A and the footnotes to the financial statements in Amendment No. 4. The Company advises the Staff that it estimates the necessary reserve for product returns at the time revenue is recognized.

Beijing Wanwei Pharmaceutical Co. Ltd.
Notes to the Financial Statements
8. Segment Information, F-34

2. WE HAVE READ YOUR JUNE 14, 2005 RESPONSE AND REVISED DISCLOSURE IN RESPONSE TO COMMENT 11 OF OUR MAY 23, 2005 LETTER. THE DISCLOSURES REQUIRED BY PARAGRAPH 37 OF FAS 131 ARE ENTERPRISE WIDE DISCLOSURES RATHER THAN SEGMENT DISCLOSURES. PLEASE REFER TO PARAGRAPH 36. PLEASE TELL US FURTHER WHY THE FACT THAT WANWEI HAS OVER 300 CUSTOMERS AND THAT NO CUSTOMER ACCOUNTS FOR OVER 7% OF WANWEI'S REVENUE MAKES PROVIDING THE INFORMATION REQUIRED BY PARAGRAPH 37 IMPRACTICABLE AND NOT MEANINGFUL AS THIS PARAGRAPH DOES NOT RELATE TO MAJOR CUSTOMERS.

      Response: In response to the Staff's comment, the Company has revised Note 8, Segment Information by providing additional enterprise-wide disclosures as required by paragraph 37 of FAS 131.

Pro Forma Financial Statements, F-38 through F-43

3. PLEASE REMOVE THE DECEMBER 31, 2004 PRO FORMA BALANCE SHEET AS THE MARCH 31, 2005 BALANCE SHEET IS NOW THE MOST RECENT BALANCE SHEET REQUIRED. PLEASE REFER TO RULE 11-02(c) OF REGULATION S-X.

      Response: In response to the Staff's comment, the Company has removed the December 31, 2004 pro forma balance sheet.

Jeffrey Riedler
Securities and Exchange Commission
July 7, 2005
Page 3

                    *****************************************

If you have any questions, please feel free to contact me at (215) 963-5262 or Jeffrey P. Bodle at (215) 963-5417.

Very truly yours,

Joanne R. Soslow

Enclosures

c:    Tabitha Akins
      James Rosenberg
      Michael Reedich
      Fred Powell
      Brian Davis
      Jeffrey P. Bodle